Exhibit 12

Nationwide Financial Services, Inc. and Subsidiaries

Statement Regarding Computation of Earnings to Fixed Charges

(in millions)

	Years ended December 31
	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before federal income tax expense	$755.8	$673.4	$515.7	$137.3	$572.4
Fixed charges	1,510.6	1,430.7	1,463.4	1,337.4	1,290.7

	$2,266.4	$2,104.1	$1,979.1	$1,474.7	$1,863.1

Fixed Charges:
Interest credited to policyholder account balances	$1,380.9	$1,328.3	$1,367.6	$1,260.7	$1,235.8
Interest on debt	108.0	102.4	95.8	76.7	54.9
Debt extinguishment costs	21.7	—	—	—	—

	$1,510.6	$1,430.7	$1,463.4	$1,337.4	$1,290.7

Ratio of earnings to fixed charges	1.5	1.5	1.4	1.1	1.4

Ratio of earnings to fixed charges, excluding interest credited to policyholder account balances	6.8	7.6	6.4	2.8	11.4